Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Domino to Lead Transmission Merger Project Management Office

He will also continue in his current role as president and chief executive officer of Entergy Texas

As work continues on the spin-off and merger of the transmission business into ITC Holdings Corp., efforts now turn to ensuring that the project management structure, team, strategic approach and implementation plan is in place to ensure a successful separation of that business.

To that end, Joe Domino, in addition to continuing in his current role as president and chief executive officer of Entergy Texas, will assume the role of project management lead for the transmission business’ separation from Entergy and subsequent integration into ITC.

As project lead, Joe will oversee the project management office (PMO) and will be responsible for: (1) successfully separating the transmission business, (2) ensuring that the right structures and processes are in place to support the remaining utility business and, (3) working with ITC to ensure effective integration of the transmission business. In his PMO lead role, Joe will report to a steering committee comprised of Leo Denault, chief financial officer, Mark Savoff, chief operating officer, Rod West, chief administrative officer, and Gary Taylor, group president, utility operations.

Within the transmission spin-off PMO structure, team leads working on items related to transaction-related finance and legal items, business separation requirements and regulatory implementation, will all report to Joe.

“Successfully separating our transmission business and integrating it into ITC is one of the highest priorities for the company,” said Gary Taylor. “Joe has tremendous knowledge of our business – from an operations, customer service, regulatory and support services perspective – and he’s without a doubt the right person to lead the project management office for this effort.

“Joe has graciously agreed to take on this role in addition to his current role as president and chief executive officer of Entergy Texas; a role he will continue to be squarely focused on as he leads the project management efforts for the separation of the transmission business,” continued Taylor.

The first order of business for Joe and the project team (to be named soon) will be to develop a broad implementation plan — a “blueprint” that identifies the overall implementation plan, main buckets of work that need to occur in order to successfully separate the transmission business, the sequencing of that work, interpendencies and overall cost of the effort. While two separate efforts, Joe and the PMO will interface as necessary with Tom Reagan’s MISO project management team.

Following completion of the approximately eight-week blueprinting phase, the project will move into its second phase where detailed implementation plans will be developed. This phase will focus on requirements to separate the transmission business and support the remaining utility business. Plan elements would address operations, organizational design and staffing needs, IT and other support services, legal and governance and others items. During this phase, the team will also develop a detailed day-one readiness plan.

The PMO structure and leadership focus in place on Entergy’s side is mirrored at ITC, with Jon Jipping assuming the PMO lead for ITC in addition to his existing role as ITC’s executive vice president and chief operating officer.

More information on the PMO structure and team leads will be communicated as it is formalized.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.